EXHIBIT 99.2

Consent of Director Designee

U.S. Silica Holdings, Inc., has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of U.S. Silica Holdings, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a designee to the board of directors of U.S. Silica Holdings, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ William J. Kacal
William J. Kacal

Dated: 12/24/2011